

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Terry Kohler
Chief Financial Officer
Verrica Pharmaceuticals Inc.
44 West Gay Street, Suite 400
West Chester, PA 19380

> **Re: Verrica Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-38529**

Dear Terry Kohler:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences